UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

HEARST-ARGYLE TELEVISION, INC.
(Name of Subject Company (Issuer))

HEARST BROADCASTING, INC.
(Offeror)
a wholly-owned subsidiary of
HEARST HOLDINGS, INC.
a wholly-owned subsidiary of
THE HEARST CORPORATION
a wholly-owned subsidiary of
THE HEARST FAMILY TRUST
(Names of Filing Persons (identifying status as offeror and other person))

Series A Common Stock, par value $0.01 per share
(Title of Class of Securities)
422317 10 7
(CUSIP Number of Class of Securities)
Eve B. Burton
The Hearst Corporation
300 West 57th Street
New York, New York 10019
(212) 649-2045
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)
Copies to:
John A. Healy
Kathleen L. Werner
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

Calculation of Filing Fee:

Transaction	Amount of
Valuations(1)	Filing Fee(2)
$78,541,655	$4,383

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Series A Common Stock of Hearst-Argyle Television, Inc. (“Hearst-Argyle”), par value $0.01 per share (the “Shares”), not beneficially owned by The Hearst Corporation (“Hearst”) at a purchase price of $4.50 per Share, net to the seller in cash. According to Hearst-Argyle’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, as of April 27, 2009, there were 52,955,681 Shares outstanding, of which 35,501,980 are held by Hearst. Accordingly, this calculation assumes the purchase of 17,453,701 Shares.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009. The fee equals $55.80 per one million dollars of transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,383

Form or Registration No.: Schedule TO-T

Filing Party: Hearst Broadcasting, Inc., Hearst Holdings, Inc., The Hearst Corporation, The Hearst Family Trust and Hearst-Argyle Television, Inc.

Date Filed: May 4, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Items 1 through 9, 11 and 13
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX

     This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO on May 4, 2009 (as amended and supplemented, the “Schedule TO”) by Hearst and Hearst-Argyle. The Schedule TO relates to the offer by Hearst Broadcasting to purchase all outstanding Series A Shares of Hearst-Argyle not already owned by Hearst Broadcasting upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     All capitalized terms used in this Schedule TO without definition have the meanings ascribed to them in this Schedule TO or the Offer to Purchase.
     Hearst takes no responsibility for the accuracy or completeness of any information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the “Schedule 14D-9”) filed by Hearst-Argyle with the SEC on May 4, 2009 or the Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended and supplemented, the “Hearst-Argyle Schedule 13E-3”) filed by Hearst-Argyle with the SEC on May 20, 2009, or incorporated by reference into the Schedule 14D-9 or the Hearst-Argyle Schedule 13E-3 (except to the extent incorporated by reference to the Offer to Purchase), or incorporated by reference from any such documents into this Schedule TO, or for any failure by Hearst-Argyle to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of such information.
     This Schedule TO is being amended to, among other things, remove Hearst-Argyle as a filing person. The items of this Schedule TO set forth below are hereby further amended and supplemented as follows:
Items 1 through 9, 11 and 13.
1.	The third sentence in the third paragraph of the section captioned Special Factors — 4. Summary of Presentation of Lazard Frères & Co. LLC to the Board of Directors of Hearst on page 17 of the Offer to Purchase is hereby amended and restated as follows:

The following summary does not purport to be a complete description of the Lazard Presentation, but rather is a summary of the material preliminary financial analyses presented by Lazard to the board of directors of Hearst on March 25, 2009, and is qualified in its entirety by reference to the Lazard Presentation.

2.	The first paragraph of the section captioned The Offer — 11. Conditions of the Offer on page 33 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Notwithstanding any other provision of the Offer, Hearst shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for any Shares, may postpone the acceptance for payment or payment for tendered Shares, and may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if (i) at the expiration of the Offer, the Minimum Tender Condition has not been satisfied or (ii) on or after May 4, 2009, and at or prior to the expiration of the Offer, any of the following events shall occur:

3.	The first and second paragraphs of the section captioned The Offer — 16. Miscellaneous on page 40 of the Offer to Purchase are hereby amended and restated in their entirety as follows:

2

The Offer is being made to all holders of Shares other than Hearst. Hearst is not aware of any jurisdiction in which the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Hearst becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant to the Offer, it will make a good faith effort to comply with the statute or seek to have the statute declared inapplicable to the Offer. If, after a good faith effort, Hearst cannot comply with the statute, it will not make the Offer to, nor will it accept tenders from or on behalf of, holders of Shares in the applicable state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Item 12.     Exhibits.
(a)(2)(vi)	Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9, filed by Hearst-Argyle with the SEC on May 20, 2009 (incorporated by reference).

3

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEARST BROADCASTING, INC.
By:	/s/ James M. Asher
	Name:	James M. Asher
	Title:	Vice President

HEARST HOLDINGS, INC.
By:	/s/ James M. Asher
	Name:	James M. Asher
	Title:	Senior Vice President

THE HEARST CORPORATION
By:	/s/ James M. Asher
	Name:	James M. Asher
	Title:	Senior Vice President

THE HEARST FAMILY TRUST
By:	/s/ Frank A. Bennack, Jr.
	Name:	Frank A. Bennack, Jr.
	Title:	Trustee

Date: May 20, 2009

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Offer to Purchase dated May 4, 2009.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.*

(a)(1)(vii)	Summary Advertisement published in The Wall Street Journal.*

(a)(1)(viii)	Press release, dated March 25, 2009, issued by Hearst (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Hearst with the SEC on March 25, 2009).*

(a)(1)(ix)	Press release, dated April 27, 2009, issued by Hearst (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Hearst with the SEC on April 27, 2009).*

(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9 dated May 4, 2009.*

(a)(2)(ii)	Letter, dated May 4, 2009, from the special committee of Hearst-Argyle to holders of Shares (incorporated by reference to Exhibit (a)(1) to the Schedule 14D-9).*

(a)(2)(iii)	Press release, dated March 26, 2009, issued by Hearst-Argyle (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-9).*

(a)(2)(iv)	Press release, dated April 13, 2009, issued by Hearst-Argyle (incorporated by reference to Exhibit (a)(3) to the Schedule 14D-9).*

(a)(2)(v)	Press release, dated May 4, 2009, issued by Hearst-Argyle (incorporated by reference to Exhibit (a)(4) to the Schedule 14D-9).*

(a)(2)(vi)	Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9, filed by Hearst-Argyle with the SEC on May 20, 2009 (incorporated by reference).

(a)(5)(i)	Complaint of Paul Schwartz, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 600926/09, filed in the Supreme Court of the State of New York on March 25, 2009.*

(a)(5)(ii)	Complaint of Alan Kahn, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 650163/09, filed in the Supreme Court of the State of New York on March 25, 2009.*

(a)(5)(iii)	Complaint of Stationary Engineers Local 39 Pension Plan, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Civil Action No. 4459-VCN, filed in the Court of Chancery of the State of Delaware on March 27, 2009.*

(a)(5)(iv)	Complaint of Karen Chana Kupfer, individually and on behalf of all others similarly situated, against David J. Barrett, et al., Civil Action No. 4460-VCN, filed in the Court of Chancery of the State of Delaware on March 27, 2009.*

Exhibit	Description

(a)(5)(v)	Complaint of Nira Blizinsky, on behalf of herself and all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 650178/09, filed in the Supreme Court of the State of New York on April 1, 2009.*

(a)(5)(vi)	Complaint of Geoffrey Sullivan and Susan Sullivan, individually and on behalf of all others similarly situated, against Frank A. Bennack, et al., Index No. 601101/09, filed in the Supreme Court of the State of New York on April 10, 2009, voluntarily dismissed on April 15, 2009 and re-filed in the Supreme Court of the State of New York on April 28, 2009 (as re-filed, Exhibit (a)(5)(viii) to this Schedule TO).*

(a)(5)(vii)	Order of the Court of Chancery of the State of Delaware dated April 20, 2009 consolidating the Complaint of Stationary Engineers Local 39 Pension Plan, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Civil Action No. 4459-VCN, and the Complaint of Karen Chana Kupfer, individually and on behalf of all others similarly situated, against David J. Barrett, et al., Civil Action No. 4460-VCN, as In re Hearst-Argyle Television, Inc. Shareholders Litigation, Civil Action No. 4459-VCN.*

(a)(5)(viii)	Complaint of Geoffrey Sullivan and Susan Sullivan, individually and on behalf of all others similarly situated, against Frank A. Bennack, et al., Index No. 601298/09, filed in the Supreme Court of the State of New York on April 28, 2009.*

(a)(5)(ix)	Memorandum of Understanding, dated April 30, 2009.*

(b)	None.

(c)(i)	Materials Prepared for Discussion, dated March 25, 2009, of Lazard Frères & Co. LLC to the Board of Directors of Hearst.*

(c)(ii)	Materials Prepared for Discussion, dated April 21, 2009, as updated on May 3, 2009, of Morgan Stanley & Co. Incorporated to the special committee of Hearst-Argyle.*

(c)(iii)	Opinion of Morgan Stanley & Co. Incorporated to the special committee of Hearst-Argyle (incorporated by reference to Annex C to the Schedule 14D-9).*

(d)(i)	Amended and Restated Agreement and Plan of Merger, dated as of March 26, 1997, by and among The Hearst Corporation, Hat Merger Sub, Inc., Hat Contribution Sub, Inc. and Argyle Television, Inc. (incorporated by reference to Exhibit 2.1 to Hearst-Argyle’s Registration Statement on Form S-4 filed with the SEC on July 30, 1997).*

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule D of the Offer to Purchase filed as Exhibit (a)(1)(i) to this Schedule TO).*

(g)	None.

(h)	None.

*	Previously filed.